UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Appointment of Naoki Yokota

During the October 17, 2024 board meeting of Earlyworks Co., Ltd. (the “Company”) (the “Meeting”), a resolution was passed to appoint Mr. Naoki Yokota as the Chief Operating Officer of the Company, with the appointment to take effect on November 1, 2024.

Mr. Yokota, age 35, has served at the Company to support software development and business development since September 2022. He led new business initiatives and worked at Jitera Inc. from December 2021 to July 2022. He was a product manager at M&A Cloud Co., Ltd. from October 2018 to November 2021. He worked at the business development department of Recruit Career Co., Ltd. from June 2017 to September 2018. Mr. Naoki Yokota obtained a Master’s degree in International Business from The University of Queensland in December 2014, following his graduation from the School of Social Informatics of Aoyama Gakuin University in March 2012.

There are no family relationships between Mr. Yokota and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Yokota and any other person pursuant to which he was appointed.

Appointment of Tsubasa Nakamura

During the Meeting, a resolution was passed to appoint Mr. Tsubasa Nakamura as the Chief Design Officer of the Company, with the appointment to take effect on November 1, 2024.

Mr. Tsubasa Nakamura, age 30, has served as the Company to support the design function. In addition, he founded his own business and has been a freelance designer under the brand name “CORE” since September 2019. He worked as a designer at D-ZERO Co., Ltd. from October 2015 to August 2019. He was a designer at Shokansha Co., Ltd. from March 2014 to September 2015. Mr. Tsubasa Nakamura graduated from Nagasaki College of Information Business with a specialization in design in March 2014.

There are no family relationships between Mr. Nakamura and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Nakamura and any other person pursuant to which he was appointed.

Resignation of Mr. Masayoshi Gomita

On October 28, 2024, Mr. Masayoshi Gomita (“Mr. Gomita”) notified the Company of his resignation as an independent director of the Company, effective as of November 1, 2024. Mr. Gomita has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director (Principal Executive Officer)

Date: November 1, 2024